UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

    X       ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
   ---                        EXCHANGE ACT OF 1934

            For the fiscal year ended            DECEMBER 31, 2004
                                     -------------------------------------------

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
   ---                        EXCHANGE ACT OF 1934

            For the transition period from                                to
                                          -------------------------------

                        ----------------------------------


                        COMMISSION FILE NUMBER 001-15081

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             UNIONBANCAL CORPORATION
                              400 California Street
                         San Francisco, California 94104

     UNION BANK OF CALIFORNIA, N.A.
     401(K) PLAN AND TRUST


     FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
     AND 2003 AND FOR THE YEAR ENDED DECEMBER 31,
     2004, SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31,
     2004 AND REPORT OF INDEPENDENT REGISTERED PUBLIC
     ACCOUNTING FIRM

UNION BANK OF CALIFORNIA, N.A. 401(K) PLAN AND TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2004 and 2003                                               2

   Statement of Changes in Net Assets Available for Benefits for the Year
     Ended December 31, 2004                                                  3

   Notes to Financial Statements                                             4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004 - Form 5500, Schedule H,
   Part IV, Line 4i, Schedule of Assets (Held at End of Year)                 8


Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Trustees and Participants
 Union Bank of California, N.A. 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Union Bank of California, N.A. 401(k) Plan and Trust (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/S/ DELOITTE & TOUCHE LLP

San Francisco, California
June 17, 2005

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                    2004                2003

ASSETS:
  Investments, at fair value                    $775,331,415        $681,671,314
                                                ------------        ------------
  Contributions receivable:
    Employees                                              -           1,271,330
    Employer                                               -             391,576
                                                ------------        ------------
      Total contributions receivable                       -           1,662,906
                                                ------------        ------------
  Cash                                               242,071                   -
                                                ------------        ------------
      Total assets                               775,573,486         683,334,220

LIABILITIES -
  Accrued trustee fees                                35,011              27,095
                                                ------------        ------------
NET ASSETS AVAILABLE FOR BENEFITS               $775,538,475        $683,307,125
                                                ============        ============

See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


INVESTMENT INCOME:
  Interest and dividends                                            $ 21,100,584
  Net appreciation in fair value of investments                       45,568,020
                                                                    ------------
           Total investment income                                    66,668,604
                                                                    ------------
CONTRIBUTIONS:
  Employees                                                           48,899,126
  Employer                                                            19,523,678
                                                                    ------------
           Total contributions                                        68,422,804
                                                                    ------------
           Total additions                                           135,091,408
                                                                    ------------
DEDUCTIONS:
  Benefits paid                                                       42,493,489
  Trustee and administrative expenses                                    366,569
                                                                    ------------
           Total deductions                                           42,860,058
                                                                    ------------
INCREASE IN NET ASSETS                                                92,231,350

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  683,307,125
                                                                    ------------
  End of year                                                       $775,538,475
                                                                    ============

See notes to financial statements.

UNION BANK OF CALIFORNIA, N.A. 401(K) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


1.   GENERAL DESCRIPTION OF THE PLAN

     The following description of the Union Bank of California, N.A. 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     PARTICIPATION - All employees are eligible to participate in the Plan commencing on the first quarterly entry date following the employee's date of hire provided the date of hire is at least 30 or 31 days before the entry date.

     On November 1, 2002 UnionBanCal (the parent of Union Bank of California, N.A.) (the "Parent") acquired Valencia Bank and Trust. Effective January 1, 2003 all employees of the acquired Valencia Bank and Trust became Plan Participants, provided they were eligible employees on that date. The assets and liabilities of the Valencia Bank and Trust plan were merged into the Plan effective May 1, 2003.

     ADMINISTRATION - Plan assets are managed by the investment managers designated by the Employee Deferred Compensation and Benefit Plans Administrative Committee ("EDCBPA"). The current investment managers are HighMark Capital Management, Inc. (an affiliate of Union Bank of
     California, N.A. (the "Bank")), Vanguard Group Inc., RCM Capital Management, L.L.C., Putnam Investments, and T. Rowe Price. The Investment Subcommittee of the EDCBPA assists the EDCBPA to prepare investment guidelines and monitor the performance of the investment managers. The Investment Subcommittee reports regularly to the EDCBPA, which in turn reports to the Directors' Executive Compensation and Benefits Committee ("Directors' Committee") (a committee of the Board of Directors). The Directors' Committee provides general oversight for the activities of the EDCBPA. Union Bank of California, N.A. (the "Bank") serves as the trustee and the administrator for the Plan.

     CONTRIBUTIONS - Each participant may elect to contribute 1% to 25% of his or her basic compensation as defined in the plan on a pretax basis, subject to certain Internal Revenue Code limits. Matching pretax contributions are made by the Bank at a rate of 50% of employee pretax contributions, up to a maximum of 3% of basic compensation.

     Participants  may  also  elect  to  contribute  1% to  10% of  their  basic compensation on an after-tax basis. Pretax and after-tax employee contributions may not, in the aggregate, exceed 25% of basic compensation. The Bank may, at its discretion, make certain other contributions, including profit sharing. All contributions are subject to Internal Revenue Code ("IRC") limitations.

     All contributions and an allocation of Plan earnings are credited to an individual account established in the name and for the exclusive benefit of the participant and his or her beneficiaries. The account is charged with withdrawals and an allocation of Plan losses.

     The Plan offers participants the choice of investing in sixteen different investment funds and UnionBanCal Corporation common stock. In addition, participants may also obtain loans, which are secured by their vested account balances.

     Each participant has the option of determining the investment selections in which contributions and account balances are to be invested. The participant may direct all investments to one selection or divide investments among several selections in increments of 1% of total amounts allocated to investments.

     PARTICIPANT LOANS - The Plan allows participants to borrow up to 50% of their vested balance, up to a maximum loan of $50,000. Loans are secured by the balance in the participant's account and made for a period of 1 to 5 years, unless the loan is used to purchase a primary residence, in which case the term may extend to 15 years. The rate of interest is fixed and is equal to the Bank's secured passbook savings account rate in effect at the time of the loan. Principal and interest are paid ratably through payroll deductions.

     VESTING - The participants' vested account balances are used to provide benefits. All contributions, including Bank matching contributions and profit-sharing contributions, are fully vested and nonforfeitable at all times.

     BENEFITS - Participants will receive the vested value of their accounts as of the last valuation date, together with any vested contributions credited thereafter, thirty days after one of the following events occurs, unless later payment is requested:

     o Retirement (available beginning at age 65, the normal retirement age under the Plan)

     o    Termination of employment (including death and disability)

     Distributions of vested benefits are made in single lump-sum payments, unless an equal payment plan was in place prior to July 1, 2001. Upon termination or partial termination of the Plan, the accounts of affected participants may continue to be held in trust or may be distributed to the participants as determined by the EDCBPA, but only to the extent permitted by law.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are stated at fair value. Shares of registered investment companies and commingled funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are carried at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value for such investments.

     ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

     PAYMENT OF BENEFITS - Benefits payments to participants are recorded upon distribution.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including common stock, mutual funds and commingled funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.   INVESTMENTS

     Investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:


                                                    2004                2003

UnionBanCal Corporation common stock            $170,724,523        $153,658,651

Mutual funds:
  HighMark Diversified Money Market Fund          81,042,029          83,023,935
  HighMark Balanced Fund                          39,503,124          37,148,217
  HighMark Value Momentum Fund                   117,887,770         101,149,104
  Vanguard Index Trust 500 Portfolio              71,386,846          59,736,577
  T. Rowe Price Small-Cap Stock Fund              41,929,216          27,426,717
  PIMCO Dresdner RCM Large-Cap Growth Fund        54,724,067          51,133,296

Commingled fund -
  Stable Value Fund                              107,844,905         103,400,622


During 2004, net appreciation in fair value of investments was as follows:

  Common stock                                                      $ 18,218,642
  Mutual funds                                                        27,349,378
                                                                    ------------
  Total                                                             $ 45,568,020
                                                                    ============


4.   FEDERAL INCOME TAX STATUS OF THE PLAN

     The Plan has received a determination letter dated February 13, 2003, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

5.   RELATED PARTY TRANSACTIONS

     Certain investments of the Plan are managed by HighMark Capital Management, Inc., an affiliate of the Bank, and are held by the trustee, Union Bank of California, N.A. Those transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Bank for trustee services amounted to $366,569 for the year ended December 31, 2004.

     At  December  31,  2004 and 2003,  the Plan held  2,647,713  and  2,665,253 shares, respectively, of common stock of UnionBanCal Corporation, with a cost basis of $83,002,435 and $74,464,448, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $3,552,793 for such common stock.

                                   * * * * * *


UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
-------------------------------------------------------------------------------------------------------

          IDENTITY                                                                            CURRENT
          OF ISSUER                             DESCRIPTION                    UNITS           VALUE

UnionBanCal Corporation*             UnionBanCal Corporation
                                       common stock                          2,647,713    $ 170,724,523

Registered investment companies:
  Union Bank of California, N.A.*    HighMark Diversified Money
                                       Market Fund                          81,042,029       81,042,029
  Union Bank of California, N.A.*    HighMark Bond Fund                      2,596,487       28,301,712
  Union Bank of California, N.A.*    HighMark Balanced Fund                  2,917,513       39,503,124
  Union Bank of California, N.A.*    HighMark Value Momentum Fund            5,081,369      117,887,770
  The Vanguard Group                 Vanguard Index Trust 500 Portfolio        644,809       71,386,846
  The Vanguard Group                 Vanguard Extended Index                   745,438       23,376,939
  The Vanguard Group                 Vanguard Target Retirement Income          68,592          721,583
  The Vanguard Group                 Vanguard Target Retirement 2005           169,551        1,841,324
  The Vanguard Group                 Vanguard Target Retirement 2015           288,674        3,224,487
  The Vanguard Group                 Vanguard Target Retirement 2025           195,362        2,225,170
  The Vanguard Group                 Vanguard Target Retirement 2035            83,571          980,282
  The Vanguard Group                 Vanguard Target Retirement 2045            39,165          467,241
  Putnam Funds                       Putnam International Fund                 422,501       10,059,744
  T. Rowe Price                      T. Rowe Price Small-Cap Stock Fund      1,317,700       41,929,216
  PIMCO Funds                        PIMCO Dresdner RCM Large-Cap
                                       Growth Fund                           4,292,084       54,724,067

Commingled fund:
  Union Bank of California, N.A.*    Stable Value Fund                     107,844,905      107,844,905

Union Bank of California, N.A.*      Participant Loans (2,375 loans
                                       outstanding with interest rates
                                       ranging from 4.75% to 12%)              N/A           19,090,453
                                                                                          -------------
                                                                                          $ 775,331,415
                                                                                          =============

*A party-in-interest, as defined by ERISA.

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            UNION BANK OF CALIFORNIA, N.A. 401(k) PLAN AND TRUST

                            By:             /S/ PAUL E. FEARER
                               -------------------------------------------------
                                                Paul E. Fearer
                                     Executive Vice President & Director,
                                               Human Resources
                                        Union Bank of California, N.A.

Date:   June 27, 2005

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                EXHIBIT
-------               -------

23.1     Consent of Deloitte & Touche LLP